Exhibit 99.1

NMG Provides Quarterly Update as the Company Advances Phases 2 and 3 of Its Growth Plan and Files its Feasibility Study for the Matawinie Mine and Bécancour Battery Material Projects

+ Construction substantially finalized for the Company’s Phase-1 coating unit, with commissioning activities initiated; production is scheduled to start towards the end of Q3-2022.

+ Completion of a compliant feasibility study following NI 43-101 rules and guidelines for the Phase-2 Bécancour Battery Material Plant and Matawinie Mine, demonstrating attractive economics with an after-tax net present value of C$ 1,581 million and internal rate of return of 21%.

+ Active engagement towards offtake agreement with potential tier-1 customers in the EV and battery sector with the production of samples, site visits, quality checks, commercial discussions, and environmental diligence reviews.

+ Signing and closing of a strategic investment agreement with Mason Graphite with a view towards the development and operation of Mason Graphite’s Lac Guéret property, an anchor asset for NMG’s Phase 3.

+ Meaningful progress on financing efforts for the development of NMG’s fully vertically integrated Phase-2 operations with strong interest shown towards senior debt from Western World export credit agencies and governmental bodies.

+ Continued advancement of the Matawinie Mine through preliminary construction work at the site, engineering progress (63%), development of electrification plans and environmental initiatives supporting progressive site reclamation.

+ Publishing of a life cycle assessment for NMG’s portfolio of graphite-based materials, confirming the minimal and industry-leading environmental footprint of the Company’s production.

+ Safe conduct of operational and construction activities with a year-to-date OSHA rate of 0 at both the Company’s facilities and the contractors’ worksites, with no major environmental incident.

+ Period-end cash position of $32.1M.

MONTRÉAL--(BUSINESS WIRE)--August 11, 2022--Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE: NMG, TSXV: NOU) reports steady progress along its business execution plan as the Company prepares the transition to Phase 2 of its vertically integrated operations and explores opportunities for its Phase 3 with a view to establish North America’s largest natural graphite production. Striving to develop a local, carbon-neutral, and traceable turnkey supply of graphite-based advanced materials for the Western World, the Company is carrying out a phased plan to de-risk its projects, secure commercial commitments and build robust full-scale operations.

Arne H Frandsen, Chair of NMG, commented: “Even as capital markets experienced significant turbulences over the past months, the energy transition trends continue to materialize. Consumers rally behind cleantech. Manufacturers invest in new production capacity. Demand for graphite and battery materials grows to unprecedented levels. Governments reinforce their climate action regulations and incentives. NMG advances diligently its business model to provide battery and electric vehicles (“EV”) producers with a high-quality, scalable source of green advanced materials.”

Eric Desaulniers, Founder, President, and CEO of NMG, added: “Step by step, we are establishing a robust operation to provide a local, carbon-neutral and attractive alternative to Chinese supplies. Progress made over the past months has strengthened our growth plan with first-hand data on the performance of our processes, tangible advancement of commercial discussions, demonstrated economics for our Phase-2 development and a secured position to potentially expand flake graphite production to meet future demand.”

Phase 1: Derisking Growth & Informing Technical Development

During Q2-2022, NMG completed its integrated value chain with the successful addition of a commercial-scale coating unit at its Phase-1 plant. The coating of spherical graphite is the last process step to complete the Company’s graphite-based product range for the EV and renewable energy sectors. Commissioning activities of the unit started at the end of the period with the objective of commencing production towards the end of Q3-2022 to support product qualification, operational optimization, and detailed engineering of the Phase-2 Bécancour Battery Material Plant.

At its Phase-1 purification facilities, NMG continued production and optimization to test the furnaces’ optimal capacity, refine process and operational parameters, inform parallel engineering for Phase 2, and generate battery-grade spherical purified graphite volumes.

The second shaping unit previously ordered to increase production capacity and provide customers with a greater variety of specifications was delivered at the Company’s facility in Q2-2022; construction has started with the objective to commence commissioning activities in Q4-2022. The delay for the equipment delivery caused by worldwide logistics disturbances has prolonged the project timeline, but NMG has taken advantage of the contractor base originally mobilized for the coating unit project to carry out the assembly of this new shaping module. Project costs remain within budgetary parameters at this stage.

Piloting of all Phase-1 concentration and processing modules is ongoing to produce large, customized samples per detailed specifications for potential clients to support the commercial qualification of NMG’s battery-grade advanced materials.

Phase 2: Delivering Attractive Economics through Disciplined Execution

Engineering firm BBA Inc., with the support of various technical consultants, completed a feasibility study (the “Feasibility Study”), following the National Instrument 43-101 - Standards of Disclosure for Mineral Project (“NI 43-101”) rules and guidelines, for NMG’s integrated business operation comprised of the Phase-2 Matawinie Mine and Bécancour Battery Material Plant projects. The Feasibility Study demonstrated strong economics for NMG’s model despite the inflationary trends. NMG’s integrated business model, with a secured feedstock, close-by operations at the western market’s doorstep and operational flexibility to adapt production based on demand, represents a stable and cost-effective structure in today’s everchanging macroeconomics.

Table 1: Economic highlights of NMG’s integrated Phase-2 graphite operations.

ECONOMIC HIGHLIGHTS	Matawinie Mine	Bécancour Battery Material Plant	INTEGRATED NMG MODEL
Pre-tax NPV (8% discount rate)	C$ 986 M	C$ 1,374 M	C$ 2,360 M
After-tax NPV (8 % discount rate)	C$ 571 M	C$ 1,010 M	C$ 1,581 M
Pre-tax IRR	28.2%	22.8%	24.6%
After-tax IRR	22.2%	20.4%	21.0%
Pre-tax payback	3.2 years	4.3 years	3.9 years
After-tax payback	3.7 years	4.5 years	4.2 years
Annual average production	103,328 tonnes of graphite concentrate	42,616 tonnes of anode material 3,007 tonnes of purified jumbo flakes 18,384 tonnes of by-product fines	-
Life of mine (“LOM”)	25 years	-	-
Initial CAPEX	C$ 481 M	C$ 923 M	C$ 1,404 M
Annual OPEX	C$ 58 M	C$ 136 M	C$ 195 M

The Company also provides notice that its Feasibility Study has been filed with the securities commissions or securities regulatory authorities in each of the provinces of Canada, and with the United States Securities and Exchange Commission. The Feasibility Study entitled “NI 43-101 Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects” with an effective date of July 6, 2022. is available under the Company’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on NMG’s website.

In recent months, NMG advanced financing efforts for the development of its integrated Phase-2 operations. The Company engaged with export credit agencies, governments, strategic investors, and potential customers to frame a robust capital structure that leverages international debt, government funding and equity. NMG received formal expressions of interest that could cover up to approximately 70% of required funding, subject to standard project finance conditions.

To advance the development of the Matawinie Mine, NMG and its consultants continued detailed engineering and optimization to support the finalization of design parameters and equipment selection. At the period end, the project engineering was advanced at approximately 63%.

Construction of environmental protection infrastructure and preparatory work continued at the mining site to prepare the next phase of civil works, including proactive initiatives for the management of progressive reclamation (additional details under ESG Commitment in Action section). Electrification plans also advanced through collaborative work between Caterpillar and NMG’s technical teams. On-site testing of a prototype electric service mining vehicle, a conversion project carried out through an industrial partnership, is expected to generate a valuable source of data to optimize the Company’s electrification plan.

For the Bécancour Battery Material Plant, the Company focused on finalizing engineering and operational parameters for the Feasibility Study and preparing for upcoming construction at its 200,000 m2 land in the Bécancour industrial park in Québec, Canada, adjacent to Olin’s facility. In that regard, final fauna inventories were completed in Q2-2022 as part of the environmental site characterization, hence confirming the property presents no environmental limitations for construction. A study of archaeological potential for the land, comprised of surveys of historical documentation and on-site works, was also completed in Q2-2022. This study was carried out by the Ndakina Office of the Conseil de la Nation Waban-Aki, the Indigenous organization overseeing territorial and environmental protection questions for the Abenaki Councils of Odanak and Wôlinak. No archaeological discoveries were made.

Phase 3: Scaling Up Production

On May 16, 2022, NMG entered into a strategic investment agreement with Mason Graphite Inc. to explore the potential development of the Lac Guéret graphite property. This agreement aligns with NMG’s growth strategy with a view to establishing a large and fully vertically integrated natural graphite production, from ore to battery materials, at the western markets’ doorstep.

Through this partnership, NMG intends to leverage the expertise of its technical team, its Phase-1 facilities and its knowledge of the graphite-based advanced materials commercial landscape to assess the economic, technical and environmental possibilities of developing Mason Graphite’s Lac Guéret Property with a potential production of a minimum of 250,000 tpa of high-purity flake graphite.

Market Dynamics & Commercial Engagement

Engagement reaping from NMG’s marketing and commercialization program, combined with increased pressure on EV and battery manufacturers to secure their supply chains, have led to enhanced activities with potential tier-1 customers in H1-2022. NMG is actively working towards negotiating a long-term cornerstone offtake agreement for its anode material. Sustained interest from top-tier potential customers across continents is supported by quality checks, site visits to the Company’s Phase-1 operations, requests for information and environmental due diligence (see ESG Commitment in Action section for results of recent life cycle assessment of NMG’s products).

NMG has retained Société Générale as a strategic advisor in the negotiation with a potential off-taker and equity-stake investor, leveraging its global advisory expertise in the battery and energy transition sectors. Throughout the negotiation process, Société Générale will be called upon to provide a valuation view, assistance in the formulation of an optimal outcome across offtake conditions, valuation of the equity and timeline to enable the project finance debt, and support in structuring and finalizing the terms and conditions of the equity investment.

Market conditions continue to be attractive for NMG. Pressure caused by gigafactories development across the world, limited production capacity impacted by Chinese pandemic measures and turbulent logistics is reflected in the year-over-year flake graphite price increase of 36% (Benchmark Mineral Intelligence, June 2022).

While expertise, technology and production capacity have historically been centred in Asia, the market is shifting towards localization. Canada is among the emerging leaders of this new economy, with $13 billion in investment commitments in recent months and significant interest for Québec’s battery valley in Bécancour. NMG’s site for its Phase-2 Bécancour Battery Material Plant is indeed located at the center of this fast-developing zone, supported by the Québec Government’s battery hub strategy.

Concurrently to exponential demand, there is increased focus on carbon neutrality in the market to cater to consumers’ green expectations and governments’ more stringent environmental regulations. From the Global Battery Alliance’s effort to develop a Battery Passport to the European Commission’s proposed updated Battery Directive that would require labelling of batteries to disclose their carbon footprint, the market is shifting to encourage and eventually potentially require low-carbon products. The European Union, which already set GHG emissions limit for EVs and industrial batteries, adopted in June 2022 a deadline on combustion engine production by 2035 as it steps up the fight against climate change through faster adoption of EVs. The U.S. Senate has just approved the Inflation Reduction Act of 2022 that namely promotes EV adoption through consumer incentives, North American sourcing and production for the lithium-ion battery supply chain, and development of charging infrastructure.

ESG Commitment in Action

True to its Zero-Harm Philosophy, NMG completed the six-month period ended June 30, 2022, with an Occupational Safety and Health Administration (“OSHA”) Recordable Incident Rate of 0 both at its facilities and its contractors’ worksites. The Company also maintained its track record with no major environmental incidents as per the Global Reporting Initiative’s definition.

As part of its responsible mining approach, NMG set forth two proactive environmental management initiatives in Q2-2022 to support progressive site reclamation. Firstly, hydroseeding of the site’s 8-km access road borders was carried out on a total surface of 4 hectares. The initiative will enable the testing of 24 native species in different mixes, soil conditions and ground relief. In addition to helping vegetate the site, control potential dust emissions and minimize erosion, the seeding will provide insight into the ideal parameters for future site restoration. Over the next three to five years, the zones seeded will be subject to regular monitoring and documentation.

Secondly, through a plantation of 8,000 willows on its Phase-1 mining site, NMG started the establishment of a circular environmental system. Willow’s phytoremediation capabilities will be leveraged to complement the Company’s integrated water management system by reducing the volume of treated water. The project will also allow for the capture and sequestration of carbon as well as the in-situ production of biomass, organic matter input for vegetation, to support the progressive restoration of the site.

NMG is committed to promoting responsible production across its value chain for responsibly extracted, environmentally transformed, and ethically sourced materials. The Company mandated a specialized consultant to carry out an independent cradle-to-gate life cycle assessment for its portfolio of graphite-based materials. Results confirmed the minimal and industry-leading environmental footprint of its planned production. NMG’s full commercial-scale Phase-2 all-electric facilities are forecasted to produce CSPG – anode material for lithium-ion batteries – with a Global Warming Potential GWP of 1.23 kg CO2 equivalent per kg, an impact up to 11 times smaller than that of benchmarked production.

Table 2: Climate change impact of CSPG production along different production routes

Extraction and concentration	Advanced manufacturing	GWP (kg CO2 eq per kg)	GWP of NMG’s CSPG (kg CO2 eq per kg)
China	China	14.1	1.23
Mozambique	U.S.	6.1
Sweden	Sweden	3.1
Streamlined Life Cycle Assessment Study of Global Anode Grade Natural Graphite Manufacturing, Minviro, March 2022.			LCA of Natural Graphite-Based Products Manufactured by NMG, CT Consultant, July 2022.

The Company is actively working to promote local and Indigenous recruitment opportunities to maximize benefits within its communities and strive to ensure representation of its milieu. In addition to the Diploma of Vocational Studies in Production Equipment Operation which has already trained six cohorts, the Mining and Logging Essentials socioprofessional integration program was launched in Q2-2022. This program, destined to members of the Atikamekw communities, aims to reinforce the employability of Indigenous workers.

On a foundation of accountability with a view to contributing to global environmental and sustainability goals, NMG published its 2021 ESG Report on May 19, 2022, to disclose its managerial approach to addressing material topics and highlight significant sustainability milestones and indicators. The Company is committed to engaging in this transparency exercise yearly to provide its stakeholders with a comprehensive set of data on its ESG performance.

As at June 30, 2022, the Company had $32.1M in cash and had issued 502,082 common shares through its “at-the-market” equity offering at an average price of CAD$7.97 (ranging from CAD$6.69 to CAD$9.83).

About Nouveau Monde Graphite

NMG is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, NMG aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the timeline of the initiatives described in this press release, the results of the feasibility study, development and operation of Mason Graphite’s Lac Guéret property, the Company’s CSPG expected GWP, future demand for batteries, minerals and advanced materials, the intended production of eco-friendly advanced materials, the Company’s commitments and initiatives outlined in the press release, the intended results of the initiatives described in this press release, the positive impact of the foregoing on project economics, the Company’s intended all-electric operations, industry trends, natural graphite’s advantage, international efforts to drive greater sustainability, transparency and circularity into the battery sector, the Company’s objective to be North America’s largest natural graphite production, the potential production of high-purity flake graphite of Mason Graphite’s Lac Guéret Property, the Company’s relationship with its stakeholders, market trends and those statements which are discussed under the “About Nouveau Monde Graphite” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 22, 2022, including in the section thereof captioned “Risk Factors”, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The market and industry data contained in this press release is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Corporation believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any survey. The Corporation has not independently verified any of the data from third-party sources referred to in this press release and accordingly, the accuracy and completeness of such data is not guaranteed.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

Contacts

MEDIA

Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com

INVESTORS

Marc Jasmin
Director, Investor Relations
+1-450-757-8905 #993
mjasmin@nmg.com